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ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52855

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marv Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

462 7th Avenue, Suite 615
(No. and Street)

New York (City) NY (State) 1018 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maneesh Awasihi, CEO (Name) (212) 244-7563 (Area Code – Telephone Number) maneesh.awasthi@marvcapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., Suite 404 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

September 15, 2005 (Date of Registration with PCAOB)(if applicable) 2370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maneesh Awashi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marv Capital, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

____
Notary Public

OFFICIAL SEAL
MARY IADANZA
NOTARY PUBLIC OF NEW JERSEY
COMMISSION #50041824
My Comm. Expires July 13, 2026

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Marv Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements and Supplemental Information

For the Year Ended December 31, 2021

Public

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Marv Capital, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Marv Capital, Inc. as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Marv Capital, Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Marv Capital, Inc.'s management. My responsibility is to express an opinion on Marv Capital, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Marv Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Marv Capital, Inc.'s auditor since 2021.

Tarzana, California

January 14, 2022

Marv Capital, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 176,161
Deposits - rent	3,200
Due from broker	13,419
Marketable securities, at fair value	49,836
Furniture and equipment, net of accumulated depreciation of $4,062	-
Total Assets	$ 242,616

Liabilities and Stockholders' Equity

Liabilities	
Accrued expenses	$ 300
Payroll liabilities	699
Total Liabilities	999
Shareholders' Equity	
Common stock, $1 par value, 1,000,000 shares authorized; 586,574 shares outstanding	586,574
Paid-in capital	710,602
Accumulated deficit	(1,055,559)
Total Shareholders' Equity	241,617
Total Liabilities and Shareholders' Equity	$ 242,616

See accompanying notes to financial statements

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2021

Note 1 – Organization and Nature of Business

Marv Capital, Inc., formerly Marino Capital Partners, Inc. (the "Company"), was organized in the State of California on March 13, 2001. In 2011, the Company dissolved in California. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company does not hold customers' funds or securities. Its principal business activity during the year ended December 31, 2021 was investment banking (corporate finance fees) and brokerage commissions. The Company's principal office is in New York, New York.

Note 2 – Significant Accounting Policies

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates – The preparation of financial statements in conformity GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Revenues - Adoption of FASB Accounting Standards Qualification 606

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standard Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle including:

Identification of the contract with the customer
Identification of the performance obligation under the contract
Determination of the transaction price
Allocation of the transaction price to the identified performance obligation, and
Recognition of revenue as an entity satisfies the identified performance obligation

Note 2 – Significant Accounting Policies (continued)

Fee Income – Fee income is earned by providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue. Unrealized gains and losses are recorded in the statement of operations and are the result of marking securities owned to the market.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less. The Company keeps a cash balance with a major bank. The cash account balances may exceed the FDIC insurance limit of $250,000.

Fees Receivable and Allowance for Credit Losses – On January 1, 2021, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaced the original incurred loss approach and is expected to result in more timely recognition of credit losses. The adoption of the ASU did not have an impact on its financial statements and related disclosures. At December 31, 2021, there were no Fees Receivable in the of Financial Condition.

Realized and unrealized gains and losses – Realized gains and losses are the result of gains on sale of securities owned by the Company and are recorded on a trade date basis.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal, State and other tax authorities for all periods subsequent to 2018.

Depreciation – Furniture and equipment of $4,062 was fully depreciated as of January 1, 2021.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2021

Note 3 – Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

Fair Value Measurements on a Recurring Basis
As of December 31, 2021

Assets	Level 1	Level 2	Level 3
Marketable securities:			
Federal Obligations	$ -	$ 11,514	$ -
Corporate Obligations	-	38,322	-
Total	$ -	$ 49,836	$ -

Note 4 – Due from Broker

Due from broker represents cash held at Hilltop Securities, LLC in an FDIC insured account.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. For the year ended December 31, 2021, 100% of fee income was earned from one client.

Note 6 – Commitments , contingencies or guarantees.

The Company has no commitments, contingencies or guarantees that might result in a loss or future obligations. There are no claims of which the Company is aware of that might be asserted against the Company.

Note 7 – Risks and Uncertainties

As a result of the COVID-19 pandemic, economic uncertainties have arisen which may negatively affect the financial position, results of operations and cash flows of the Company. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Note 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2021, the Company had net capital of $199,582, which was $99,582 in excess of its required net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 on that date.

Note 9 – Income Taxes

The Company files its corporate income tax returns on an accrual basis. For federal and state income tax purposes, there are net operating loss carryforwards (NOLs) of approximately $560,000. Management believes that it is more likely than not that the benefit from this NOL carryforward will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax asset of approximately $145,000 related to the NOLs.

Note 10 – Leases

The Company rents office space on a month to month basis. Rent expense was suspended for part of the year. Total expense 2021 was $3,300 for the year ended December 31, 2021.

Note 11 – Retirement Plan

The Company has a defined contribution plan (SEP IRA) for the Principals Maneesh Awasthi and Viru Raparthi. The Company made no contributions to the plan during the year ending December 31, 201.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from December 31, 2021 through January 14, 2022, the date the financial statements were issued, and has determined that no subsequent events have occurred which require disclosure.